LMS MEDICAL SYSTEMS INC.
CONTACT:
Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext.238      Fax: (514) 488-1880
www.lmsmedical.com / yves.grou@lmsmedical.com
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For Immediate release

                    LMS CLOSES $2.6 MILLION PRIVATE PLACEMENT

MONTREAL, QUEBEC, FEBRUARY 26, 2007 - LMS MEDICAL SYSTEMS INC. (AMEX:LMZ;
TSX:LMZ) announced today that it has closed a private placement undertaken through Griffin Securities of New York City.

The private placement, which comprised 2,375,229 common shares generating
$2,615,898 in gross proceeds, prior to the deduction of placement agent fees and offering related expenses, was substantially subscribed for by US based institutional investors. Proceeds from the financing will be used for general corporate and working capital purposes.

"We are extremely pleased and appreciative to have received such strong support from new institutional investors", commented Diane Cote, CEO of LMS.

ABOUT LMS
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION

Andrea Miller, Communications, LMS Medical Systems Inc.,
(514) 488-3461, Ext. 222, Fax: (514) 488-1880, investor@lmsmedical.com,
www.lmsmedical.com David Gordon / Grant Howard, The Howard Group Inc., Toll
Free: 1-888-221-0915, Info@howardgroupinc.com, www.howardgroupinc.com